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						UNITED STATES
				SECURITIES AND EXCHANGE COMMISSION
					Washington, D.C. 20549

						SCHEDULE 13D

			Under the Securities Exchange Act of 1934
						(Amendment No. *)


					Ascent Entertainment Group, Inc.
						(Name of Issuer)

						Common Stock
				(Title of Class of Securities)

						043628106
					  (CUSIP Number)

		David Fink						  Benjamin L. Douglas, Esq.
Matador Capital Management Corporation	    Shartsis, Friese & Ginsburg LLP
	200 1st Ave. North, Suite 206			One Maritime Plaza, 18th Floor
	St. Petersburg, FL  33701				San Francisco, CA 94111
	(813) 898-9300						(415) 421-6500
 (Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

						June 1, 1999
		(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /X/.

Note:	Six copies of this statement, including all exhibits, should be
filed with the Commission.	See Rule 13d-1(a) for other parties to whom
copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (10-97)

SCHEDULE 13D

CUSIP No. 043628106								Page 2 of 11 Pages
-------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON
	Matador Capital Management Corporation
---------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)		/X/
												(b)		/ /
---------------------------------------------------------------------------
3	SEC USE ONLY
---------------------------------------------------------------------------
4	SOURCE OF FUNDS*
	AF
---------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)										/ /
---------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware
---------------------------------------------------------------------------
		NUMBER OF		7	SOLE VOTING POWER
		SHARES			0
		BENEFICIALLY	--------------------------------------------------
		OWNED BY		8	SHARED VOTING POWER
		EACH				1,658,900
		REPORTING		--------------------------------------------------
		PERSON		9	SOLE DISPOSITIVE POWER
		WITH				0
					--------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						1,658,900
---------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	1,658,900
---------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
														/ /
---------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	5.6%
---------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	CO and IA
---------------------------------------------------------------------------
				*SEE INSTRUCTIONS BEFORE FILLING OUT!
		INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
	(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 043628106								Page 3 of 11 Pages
---------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON
	Jeffrey A. Berg
---------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)		/X/
												(b)		/ /
---------------------------------------------------------------------------
3	SEC USE ONLY
---------------------------------------------------------------------------
4	SOURCE OF FUNDS*
	AF
---------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)										/ /
---------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	United States
---------------------------------------------------------------------------
		NUMBER OF		7	SOLE VOTING POWER
		SHARES			0
		BENEFICIALLY	--------------------------------------------------
		OWNED BY		8	SHARED VOTING POWER
		EACH				1,658,900
		REPORTING		--------------------------------------------------
		PERSON		9	SOLE DISPOSITIVE POWER
		WITH				0
					--------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						1,658,900
---------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	1,658,900
---------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
														/ /
---------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	5.6%
---------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	IN
---------------------------------------------------------------------------
				*SEE INSTRUCTIONS BEFORE FILLING OUT!
		INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
	(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 043628106								Page 4 of 11 Pages

ITEM 1.	SECURITY AND ISSUER.

This statement relates to the Common Stock (the "Stock") of Ascent Entertainment Group, Inc. ("Ascent"). The principal executive office of Ascent is located at 1225 Seventeenth Street, Suite 1800, Denver, CA 80202.


ITEM 2.	IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

	(a)	Matador Capital Management Corporation, a Delaware corporation
("MCMC"); Jeffrey A. Berg ("Berg"); David R. Fink ("Fink"); William W.
Wright ("Wright"); and Steven A. Kohl ("Kohl").

	(b)	The business address of MCMC, Berg, Fink, Wright and Kohl is 200
First Ave. North, Suite 203, St. Petersburg, FL 33701.

	(c)	MCMC is a registered investment adviser.  Berg is the President, sole director and controlling shareholder of MCMC.  Fink is the Chief
Operating Officer of MCMC.  Wright is the Treasurer of MCMC.  Kohl is the
Vice President of MCMC.

	(d)	During the last five years, none of such persons has been
convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	(e)	During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	(f)	Berg, Fink, Wright and Kohl are citizens of the United States of
America.

SCHEDULE 13D

CUSIP No. 043628106								Page 5 of 11 Pages


ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser		Source of Funds			Amount

MCMC			Funds Under Management 	$16,596,546


ITEM 4.	PURPOSE OF TRANSACTION.

On May 20, 1999, MCMC sent a letter to each of the members of Ascent's Board of Directors. That letter, which is attached as Exhibit A hereto and incorporated by reference herein, expressed MCMC's disappointment regarding Ascent's announcement of its intent to dispose of its sports properties: the Denver Nuggets, the Colorado Avalanche and the Pepsi Center (collectively, the "Properties"). Among other things, the letter highlighted the following issues:

1. Ascent may not have conducted a public "auction" aimed at identifying as many potential purchasers of the Properties as possible and creating a spirited, competitive environment for the sale of the Properties;

2. The dramatic change in the company resulting from the sale may require shareholder approval;

3. The sales price appears to be as much as $75 - $150 million too low and does not appear to acknowledge the increased revenues resulting from the ownership of the Pepsi Center;

4. The fact that Ascent's CEO has accepted a senior role with the purchaser of the properties raises issues of potential conflict; and

5. The fact that a firm for which a director of Ascent serves as Managing Director was hired to broker the deal raises issues of potential conflict.

MCMC believes that were the Board to conduct a true auction of the Properties, many parties would surface and likely make substantially higher bids.

As of the date of this filing, MCMC has received no response, either verbal or in writing, from any member of the Board, the management of Ascent or any of their advisors/representatives. MCMC believes that this lack of communication calls into question whether the Board intends to carry out its fiduciary duty to the shareholders. Therefore, MCMC intends to formally request that the Board take all the steps necessary to perform its fiduciary duty to the shareholders and engage in a transaction that maximizes shareholder value.

SCHEDULE 13D

CUSIP No. 043628106								Page 6 of 11 Pages


MCMC has had discussions with the senior management of Ascent in the past and may have discussions in the future regarding various operational and financial aspects of Ascent's business. MCMC may solicit indications of interest from potential purchasers of the Properties and present those indications to Ascent's Board. MCMC may retain one or more investment banking firm to assist it in exploring ways of maximizing long-term shareholder value. MCMC has had and may in the future have discussions with other shareholders regarding various ways of maximizing long-term shareholder value.

MCMC intents to review continuously its investment in the Stock and may in the future change its present course of action.

MCMC may determine to acquire additional Stock or to dispose of all or a portion of the Stock which it now owns on behalf of its advisory clients.


ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The beneficial ownership of the Stock of the persons named in Item 2 of this statement is reflected on the cover pages of this statement.

The persons filing this statement have not effected any transactions in the Stock since April 1, 1999.


ITEM. 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE ISSUER.

Pursuant to investment management agreements, MCMC is authorized, among other things, to invest funds of its investment advisory clients in securities, and to vote and dispose of those securities. Such investment management agreements may be terminated by either party on notice as provided in such agreements. The investment management agreements provide for fees payable to MCMC based on assets under management and realized and unrealized gains.

MCMC is also a member of RJ Matador, L.L.C., a Delaware limited liability company and registered investment adviser. RJ Matador, L.L.C. and MCMC are the general partners of an investment limited partnership, whose limited partnership agreement provides to MCMC and RJ Matador, L.L.C., as general partners, the authority, among other things, to invest the funds of the partnership in Stock and to vote and dispose of Stock. Pursuant to such limited partnership agreement, the general partners are entitled to allocations based on assets under management and realized and unrealized gains.

SCHEDULE 13D

CUSIP No. 043628106								Page 7 of 11 Pages


Berg is also the President of Everglades Capital Corporation ("Everglades"). Everglades is the general partner of Matador Capital Management, L.P. ("MCM"), a Delaware limited partnership that is the general partner of several investment limited partnerships. Pursuant to those partnerships' agreements of limited partnership, MCM has the authority to invest the partnerships' funds in Stock and to vote and dispose of Stock and is entitled to allocations based on assets under management and realized and unrealized gains. MCM has delegated its investment management responsibilities with respect to those partnerships to MCMC.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A - Letter from Berg to Mr. Charlie Lyons dated May 20, 1999.


SIGNATURES

	After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:	June 1, 1999

MATADOR CAPITAL MANAGEMENT CORP.		JEFFREY A. BERG


By:	/s/ David Fink					By:	/s/ David Fink
	David Fink							David Fink
	Chief Operating Officer				Attorney-in-Fact

SCHEDULE 13D

CUSIP No. 043628106								Page 8 of 11 Pages


													Exhibit A

May 20, 1999


Mr. Charlie Lyons
Chairman of the Board
Ascent Entertainment Group, Inc.
One Tabor Center
1225 17th Street, Suite 1800
Denver, CO 80202

Mr. Lyons:

Matador Capital Management ("Matador"), through its various clients, controls nearly 1.7 million shares, or approximately 5.7%, of Ascent Entertainment Group, Inc. (OTC - GOAL). As a large shareholder, we are writing to express our concern regarding the recently announced planned disposition of Ascent Entertainment's sports properties: the Denver Nuggets, the Colorado Avalanche and the Pepsi Center (collectively, the "Properties"). We are also writing to request that you reopen the process and invite proposals from other potential bidders and that you seek shareholder approval prior to consummating any transaction.

Our initial excitement upon hearing the news regarding the potential disposition of the properties immediately disappeared when we learned the details of the transaction. On the face of it, the process undertaken by Ascent to dispose of the sports properties appears flawed:

There appears to have been no true, competitive "auction" process,

The dramatic change in the business of the company resulting from this transaction requires shareholder approval of the transaction,

The sales price of $400 million appears to be between $75 and $150 million too low based on private market transactions coupled with the incremental revenues for the Nuggets and the Avalanche resulting from the ownership of the Pepsi Center,

The CEO's role as the company's chief negotiator through a portion of the process and then as a key member of the partnership purchasing the properties raises issues regarding potential conflicts and brings into question discussions, or the lack thereof, the company had with other potential bidders, and

The fact that a Director's firm was retained to broker the deal, resulting in compensation to that Director, raises questions of potential conflict.

SCHEDULE 13D

CUSIP No. 043628106								Page 9 of 11 Pages


Based on our knowledge of the process and the transaction value obtained, the information Matador has obtained from the company, publicly released comments, and information from the "trade" that we believe to be reliable, we have concerns that the best interests of the shareholders are not being met with the transaction as currently contemplated.

Since the original announcement, we have had the opportunity to consult with a number of professionals involved in the world of professional sports. Conversations with these professionals revealed several interesting items. First, to a person, they apparently were not aware of the kind of auction process that would truly create competition for the properties. In fact, during our conversations, they admitted their surprise that an agreement had been reached regarding the disposition of the properties without an auction process. Perhaps as important, following an announcement of the disposition, they informed us that they had been contacted by other parties who indicated their potential interest in bidding for the properties at prices "substantially higher" than the current offer on the table. Given the apparent interest level of these parties, it is difficult to believe that a true auction process was conducted. Historically, other sports franchises have publicly announced their intentions to sell their properties, as did the Cleveland Indians this past week. And why not, given the interest that such a sale would likely prompt from potential buyers from seemingly unlikely places? Why has Ascent acted any differently?

In addition to an apparently flawed process, it appears, based upon a litany of private market transactions, that fair value (much less "full value") was not achieved. Whether it is the benchmark of 2.0x - 2.5x expected revenues for NHL franchise transactions, 3.0x - 3.5x expected revenues for NBA franchise transactions or benchmarks such as the Comcast purchase of the Philadelphia Flyers, the Seventy Sixers and the attendant stadiums in 1995 for $530 million, this transaction simply does not seem to measure up. In fact, when one considers the incremental revenues from (1) a renegotiated NBA contract, (2) a renegotiated NHL contract, (3) leases for 93 luxury suites (most of which are for a period of ten years), (4) an estimated 1,500 - 1,850 club seats per season at $5,000 to $8,000 per seat,
(5) an estimated 2,000 additional arena seats per season (at $56.78 per seat for an Avalanche game and $30.51 per seat for a Nuggets game), (6) founding partners agreements for Coors, U.S. West and others to be announced, (7) the naming arrangement for the arena and (8) the renegotiated Ogden concessions contract (which, by our estimation could, in aggregate, add more than $40 million in annual revenues for the franchises), it becomes apparent that this transaction, using the valuation parameters outlined above, has transferred all of the incremental value from the creation of the arena to the purchaser. The discount is even more glaring in light of the recent labor agreement reached between NBA teams and the labor union, an agreement hailed as the most successful ever reached in modern sports, as well as the strong possibility of a future

SCHEDULE 13D

CUSIP No. 043628106								Page 10 of 11 Pages


WNBA franchise being awarded to Denver, the elimination of the McNichols arena as a competitive entertainment venue and the elimination of seat taxes and sales taxes to the city (including the ability to use sales tax revenue as a credit against its obligation to the city for breaking the McNichols lease).

Moreover, the process appears to have been wrought with potential conflicts. In addition to letting Charlie Lyons partner with the buyer of the properties, the Board has further compounded the perception of conflict by allowing Paul Gould to serve on the Special Committee. Allen & Co., as the advisor to Ascent Entertainment on this transaction, stands to collect a large fee for the successful consummation of this deal. Putting Mr. Gould, an Allen & Co. representative, on the Special Committee could be perceived as putting the proverbial fox in charge of the hen house.

The sale of the properties has profound implications for Ascent Entertainment and its shareholders. The sale will mark a radical transformation of Ascent Entertainment from a diversified entertainment company to simply a majority owner of On Command Video (OTC - ONCO). Thus, the nature of Ascent Entertainment's business mix appears to be undergoing a dramatic change, a phenomenon that calls for shareholder approval under
Section 271 of the Delaware General Corporation Law.

Given the significant nature of the disposition of the properties and its impact on Ascent Entertainment, it is vitally important that the Board proceed with care and ensure that shareholder value is being maximized. As indicated above, we have reason to believe that there are other potential bidders for the properties that are willing to submit bids at levels higher than the offer currently on the table. We would ask the Board to reopen the bidding process and conduct a true auction, one that has the attention and awareness of the public and the professionals in this industry. Moreover, prior to accepting an offer, we would submit to the Board that this matter bears enough import as to require the approval of the shareholders. As such, we would ask that the shareholders be given the opportunity to vote on any offer deemed acceptable by the Board.

As the company continues the restructuring process, which will most likely include the disposition of On Command or simplification of the Ascent Entertainment/On Command corporate structure, Matador and its advisors will be paying extremely close attention to the process that is undertaken and the eventual outcome to ensure that our interests as the shareholders of the company are being met. We clearly see both the value and the rationale for a transaction that potentially includes AT&T, TCI, Liberty Media or @Home. Nonetheless, given the representation on Ascent's Board of Directors by individuals with close ties to these companies, we will be especially sensitive to a transaction involving any of these entities that does not maximize shareholder value. We trust that the interests of the Board are aligned with our interests as shareholders and that the Board will endeavor to ensure that any actions undertaken by the company are in the best interests of the shareholders.

SCHEDULE 13D

CUSIP No. 043628106								Page 11 of 11 Pages


We would appreciate a response from the Board on these matters at the earliest opportunity.

							Sincerely,

							/s/ Jeffrey A. Berg
							Jeffrey A. Berg
							President


BLD/4267/002/1047213